  Exhibit 99.10

FORM 51-102F3

Material Change Report

Item 1.
Reporting Issuer

Eastmain Resources Inc. (the “Company”)
82 Richmond Street East, Suite 201
Toronto, Ontario M5C 1P1

Item 2.
Date of Material Change

A material change took place on December 6, 2019.

Item 3.
Press Release

On December 6, 2019, a news release in respect of the material change was disseminated.

Item 4.
Summary of Material Change

The Company announced the appointment of Blair Schultz as Interim President and Chief Executive Officer of the Company, following the departure of Claude Lemasson as President and Chief Executive Officer and a director of the Company.

Item 5.
Full Description of Material Change

The material change is described in the Company's press release attached hereto as Schedule "A", which press release is incorporated by reference herein.

Item 6.
Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.
Omitted Information

No information has been omitted.

Item 8.
Executive Officer

Joe Fazzini, Chief Financial Officer and VP Corporate Development

(416) 874-0594

Item 9.
Date of Report

DATED at Toronto, in the Province of Ontario, this 10th day of December, 2019.

SCHEDULE “A”

[See attached]